                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of November, 2000
                                         --------------


                                  AMVESCAP PLC
                -----------------------------------------------
                (Translation of registrant's name into English)


                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
                 ----------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F     X             Form 40-F
                           -------                      -------


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                 Yes                         No     X
                       -------                   -------


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
                                      ------------


Description of document filed:  RULE 8 DISCLOSURE
                                -----------------

AMVESCAP PLC
465564
IMMEDIATE RELEASE  2 NOVEMBER 2000
PLEASE CONFIRM RELEASE
ANGELA TULLY  TEL: 020 7454 3652


                                                                  FORM 8.1/8.3

Lodged with Company Announcements Office (which will publicise and copy to the Panel). Use separate form for each class of securities in which dealings have been made.

                       Date of disclosure 2 NOVEMBER 2000

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing      1 NOVEMBER 2000

Dealing in ........ AMVESCAP PLC ...... (name of company)

(1)   Class of securities (e.g. ordinary shares) ORDINARY 25P SHARES

(2)   Amount bought          Amount sold            Price per unit
           -                2,936 (ADR's)            US$111.0846

In accordance with Chapter 16.13 of the Listing Rules, notification is hereby given that on the 1 November 2000, the Trustee of the AMVESCAP Global Stock Plan ("the Plan") sold 2,936 ADR's of AMVESCAP PLC at a price of US$111.0846 on behalf of a beneficiary of the plan. The Company was notified of the sale on 1 November 2000.

Shares held by the Trust are used in connection with the AMVESCAP Global Stock Plan, which is established to provide deferred share incentive arrangements to selected employees of the AMVESCAP group of companies world-wide. The Directors of the Company are deemed to be considered interested in all of the Shares held by the Trustees


(3)   Resultant total of the same class owned or controlled
      (and percentage of class) ......... 10,770,691 .... (1.52%)

(4)   Party making disclosure ........ AMVESCAP PLC .............

(5)   EITHER    (a)   Name of purchaser/vendor (Note 1) THE AMVESCAP
                      GLOBAL STOCK PLAN.

      OR        (b)   If dealing for discretionary client(s), name of
                      fund management organisation

         .............................................................


(6)   Reason for disclosure (Note 2)
      (a)   associate of     (i)   offeror (Note 3)          YES
                             (ii)  offeree company           NO

           Specify which category or categories of
           associate (1-8 overleaf) .............  8  ....................

           If category (8), explain ......................................
           ...............................................................
      (b)   Rule 8.3 (i.e. disclosure because of             YES
            ownership or control of 1% or more of
            the class of
           relevant securities dealt in)

Signed, for and on behalf of the party named in (4) above    A. TULLY


(Also print name of signatory) ........ANGELA TULLY................

      Telephone and extension number 020 7454 3652 ................

                       ----------------------------------

Note 1 Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, e.g. where an owner normally acts on instructions of a controller.
Note 2 Disclosure might be made for more than one reason; if so, state all reasons.
Note 3     Specify which offeror if there is more than one.
Note 4 When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by
           Note 6 on Rule 8.
Note 5 It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.
Note 6 In the case of an average price bargain, each underlying trade should be disclosed.



For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel. No. 020 7382 9026.

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 AMVESCAP PLC
                                        ------------------------------
                                                 (Registrant)

Date  2 November, 2000                  By  /s/ ANGELA TULLY
      ----------------                     ---------------------------
                                                   (Signature)

                                             Angela Tully
                                             Assistant Company Secretary